Exhibit 99.3


                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                              Phone: 863-679-9595
                               Fax: 863-678-0934
                      E-mail: jralexander@abtrustinc.com

October 11, 2004


Mr. Larry Carter
Chairman of the Special Committee
of the Board of Directors
of Alico, Inc.
c/o Alico, Inc.
604 N 163rd Street
Omaha, NE 68118

Dear Larry:

         As you know, last week National Land Partners announced its intention to make an offer to acquire all of the outstanding shares of Alico common stock subject to, among other things, performing due diligence and obtaining financing. In response to National Land Partners' press release, Atlantic Blue Trust issued a press release stating that it had absolutely no intention of selling its Alico shares to National Land Partners or to anyone else and that Atlantic Blue Trust had previously communicated that position to representatives of National Land Partners.

         I want to reiterate to the Special Committee that Atlantic Blue Trust's Alico shares are not for sale. In making this statement, I have personally polled the various family member shareholders of Atlantic Blue Trust, and they are unanimous and unequivical in their support for Atlantic Blue Trust's position with respect to its Alico shares.

         Quite apart from the fact that National Land Partners has not demonstrated any financing source for its purported offer, the simple fact is that, given Atlantic Blue Trust's position that its Alico shares are not for sale, there is no meaningful possibility that National Land Partners' purported offer can lead to a transaction.

         We remain committed to pursuing the possible restructuring previously discussed with the Special Committee and look forward to meeting with the Special Committee and its advisors as soon as possible to further outline the possible restructuring for the Special Committee's consideration.

                                                     Sincerely,


                                                     /s/ John R. Alexander
                                                     ------------------------
                                                     John R. Alexander

cc:   Charles W. Mulaney, Jr., Esq.
      Mark Gerstein, Esq.